UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

FOR IMMEDIATE RELEASE

CONTACTS:

Daphne Huang VP, CFO (914) 345-9001 Daphne.Huang@taro.com	William J. Coote AVP, Business Finance, Treasurer and Investor Relations (914) 345-9001 William.Coote@taro.com

TARO PROVIDES RESULTS FOR QUARTER ENDED JUNE 30, 2020

Quarter reflects One-Time Charge for Global Resolution with DOJ

Hawthorne, NY, July 29, 2020 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro”) today provided unaudited financial results for the quarter ended June 30, 2020.

Quarter ended June 30, 2020 Highlights - compared to Quarter ended June 30, 2019

•	Net sales of $117.6 million, decreased $43.7 million.
•	Gross profit of $64.9 million decreased $36.8 million, and as a percentage of net sales was 55.2% compared to 63.1%.
•	Research and development expenses of $12.9 million decreased slightly from the prior year.
•	Selling, marketing, general and administrative expenses of $22.2 million, which includes the impact of COVID-19 related expenses and higher legal expenses, increased $2.5 million.
•

Settlements and loss contingencies of $478.9 million reflect the one-time settlement charge of $418.9 million related to the global resolution of the Department of Justice investigations into the U.S. generic pharmaceutical industry.  An additional provision of $60.0 million has been taken for the related ongoing multi-jurisdiction civil antitrust matters; however, there can be no assurance as to the ultimate outcome.

•

Operating (loss) income was $(449.2) million. Excluding the settlement and loss contingencies charges, operating income was $29.8 million, a decrease of $38.8 million, and as a percentage of net sales was 25.3% as compared to 42.5%.

•	Interest and other financial income decreased $2.3 million to $7.3 million, reflecting the lower global interest rate environment.
•	Foreign Exchange income of $0.2 million compared to $7.9 million in the comparable quarter ─ an unfavorable impact of $7.7 million.
•

Tax expense of $8.9 million compared to a tax expense of $20.4 million ─ a favorable impact of $11.5 million. Excluding the impact from the settlement and loss contingencies charges, the effective tax rate for the quarter was 23.4% as compared to 23.6%.

•

Net (loss) income attributable to Taro was $(434.9) million. Excluding the settlement and loss contingencies charges, net income was $29.0 million compared to $66.2 million. Diluted (loss) per share for the quarter was $(11.37).  Excluding the settlement and loss contingencies charges, diluted earnings per share was $0.76 compared to $1.72.

Cash Flow and Balance Sheet Highlights

•	Cash flow provided by operations was $64.1 million compared to $82.6 million for the three months ended June 30, 2019.
•	As of June 30, 2020, cash, including short-term and long-term marketable securities, increased $64.4 million to $1.63 billion from March 31, 2020.

Mr. Uday Baldota, Taro’s CEO stated, “Regarding our results — they reflect the challenging times that we are facing, not only due to the continuing uncertainty of the duration and impact of the COVID─19 pandemic, but also in the overall U.S. generic industry — which we believe will continue in the foreseeable future.  We are happy to have reached a resolution with the DOJ, so that we can move forward and sharpen our focus on growing our business.”

FDA Approvals and Filings

Taro recently received approvals from the U.S. Food and Drug Administration (“FDA”) for three Abbreviated New Drug Applications (“ANDAs”): Betamethasone Dipropionate Spray, 0.05%, Doxepin Hydrochloride Capsules USP, and Butalbital, Acetaminophen and Caffeine Capsules USP.  Taro currently has a total of nineteen ANDAs awaiting FDA approval, including five tentative approvals.

Taro Achieves Global Resolution of DOJ Antitrust Investigations

On July 23, 2020, Taro Pharmaceuticals U.S.A., Inc. (“Company”), globally resolved all matters related to the Company in connection with the multi-year investigations by the Department of Justice, Antitrust Division and Civil Division (“DOJ”) into the U.S. generic pharmaceutical industry. Under a Deferred Prosecution Agreement reached with DOJ Antitrust, the DOJ will file an Information for conduct that took place between 2013 and 2015. If the Company adheres to the terms of the agreement, including the payment of $205.7 million, the DOJ will dismiss the Information at the end of a three-year period. The Company has also reached a framework understanding with DOJ Civil, subject to final agreement and agency authorization, in which the Company has agreed to pay $213.3 million to resolve all claims related to federal healthcare programs. Accordingly, a charge of $418.9 million is taken in the current quarter and shown as Settlements and loss contingencies.

Form 20-F Filings with the SEC

On June 19, 2020, Taro filed its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended March 31, 2020.

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Taro cautions that the foregoing financial information is presented on an unaudited basis and is subject to change.

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2021.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(U.S. dollars in thousands, except share data)

	Quarter Ended June 30,
	2020	2019
Sales, net	$117,634	$161,296
Cost of sales	52,688	59,572
Gross profit	64,946	101,724

Operating Expenses:
Research and development	12,932	13,443
Selling, marketing, general and administrative	22,248	19,718
Settlements and loss contingencies	478,924	—
Operating (loss) income *	(449,158)	68,563

Financial income, net:
Interest and other financial income	(7,310)	(9,624)
Foreign exchange income	(197)	(7,905)
Other gain, net	549	594
(Loss) income before income taxes	(441,102)	86,686
Tax expense	8,854	20,445
Net (loss) income	(449,956)	66,241
Net (loss) income attributable to non-controlling interest	(15,038)	58
Net (loss) income attributable to Taro *	$(434,918)	$66,183

Net (loss) income per ordinary share attributable to Taro:
Basic and Diluted *	$(11.37)	$1.72

Weighted-average number of shares used to compute net (loss) income per share:
Basic and Diluted	38,258,337	38,539,056

May not foot due to rounding.

* Excluding the settlement and loss contingencies charges of $478.9 million, for the quarter ended June 30, 2020, Operating income was $29.8 million, Net income attributable to Taro was $29.0 million, and Basic and diluted earnings per share was $0.76.

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	March 31,
	2020	2020
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$532,044	$513,354
Marketable securities	590,286	595,383
Accounts receivable and other:
Trade, net	189,301	235,221
Other receivables and prepaid expenses	45,082	35,567
Inventories	166,223	153,073
TOTAL CURRENT ASSETS	1,522,936	1,532,598
Marketable securities	510,397	459,639
Property, plant and equipment, net	209,228	209,961
Deferred income taxes	105,389	106,693
Other assets	31,743	32,361
TOTAL ASSETS	$2,379,693	$2,341,252

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$36,302	$28,858
Other current liabilities	560,185	193,873
TOTAL CURRENT LIABILITIES	596,487	222,731
Deferred taxes and other long-term liabilities	109,068	8,762
TOTAL LIABILITIES	705,555	231,493

Taro shareholders' equity	1,683,279	2,103,864
Non-controlling interest	(9,141)	5,895
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,379,693	$2,341,252

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Three Months Ended June 30,
	2020	2019
Cash flows from operating activities:
Net (loss) income	$(449,956)	$66,241
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,571	5,071
Change in derivative instruments, net	(923)	(2,421)
Effect of change in exchange rate on inter-company balances, marketable securities and bank deposits	(1,728)	(5,624)
Deferred income taxes, net	(2,367)	2,930
Decrease in trade receivables, net	45,921	24,431
Increase in inventories, net	(13,150)	(205)
(Increase) decrease in other receivables, income tax receivable, prepaid expenses and other	(3,462)	15,671
Increase (decrease) in trade, income tax, accrued expenses, and other payables	483,957	(22,965)
Loss (income) from marketable securities, net	247	(525)
Net cash provided by operating activities	64,110	82,604

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(5,133)	(7,969)
Investment in other intangible assets	(63)	(30)
Investment in marketable securities, net	(40,825)	(9,070)
Net cash used in investing activities	(46,021)	(17,069)

Cash flows from financing activities:
Net cash used in financing activities	—	—

Effect of exchange rate changes on cash and cash equivalents	601	—
Increase in cash and cash equivalents	18,690	65,535
Cash and cash equivalents at beginning of period	513,354	567,451
Cash and cash equivalents at end of period	$532,044	$632,986

Cash Paid during the year for:
Income taxes	$7,119	$10,432
Cash Received during the year for:
Income taxes	$—	$7,128
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$1,304	$2,317
Non-cash financing transactions:
(Sale) purchase of marketable securities	$(745)	$2,436

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 29, 2020

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:  /s/ Uday Baldota

Name:Uday Baldota

Title:Chief Executive Officer and Director